NEWS RELEASE

Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA RESUMES DRILLING AT GOLD BAR AND MOBILIZES TWO
ADDITIONAL DRILLING RIGS TO COPPERSTONE

September 11, 2003 - AMERICAN BONANZA GOLD MINING CORP. (“Bonanza”) is pleased to report that exploration work will resume shortly at the Gold Bar Property located in the Battle Mountain/Eureka mineral belt in central Nevada. American Nevada Gold Corp. has elected to participate in the project on a 5% basis with Bonanza retaining 95% ownership of the Gold Bar project, with Bonanza acting as Operator of the project.

A core drilling rig will be mobilized, as soon as a rig and crew are available, to re-enter and complete the hole drilled in mid-summer, which was previously reported. A geophysical survey is currently being commissioned to supplement target definition.

A new area of potential mineralization has been acquired by staking, adjacent to the existing property boundary. This roughly 600 acre tract has been mapped and contains potentially favourable structural and stratigraphic targets and will be included in the geophysical survey.

COPPERSTONE DRILLING IS ACCELERATED

A second underground core drilling rig and a surface drilling rig will be mobilized later this month. Underground core drilling continues to progress at the Copperstone Project in Arizona.

Additional information about Bonanza can be obtained at the company’s website: www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:

Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 688-7523